SCHEDULE B

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS OF IAC INC.

The following table sets forth, as of the date hereof, the number and percentage of Shares of Issuer that is beneficially owned by each Covered Person.

Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Barry Diller	0	*
Victor A. Kaufman	0	*
Tor Braham	0	*
Chelsea Clinton	0	*
Michael D. Eisner	0	*
Bonnie S. Hammer	0	*
Bryan Lourd	0	*
David Rosenblatt	0	*
Maria Seferian	0	*
Alan G. Spoon	53	*
Alexander von Furstenberg	0	*
Richard F. Zannino	0	*
Chris Halpin	0	*
Kendall Handler	0	*

* Less than 1% of the class beneficially owned.